December 4, 2009

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

RE:	Transcend Services, Inc. Amendment No. 1 to Registration Statement on Form S-3, file
No. 333-162106, filed November 19, 2009
Form 8-K, filed July 29, 2009
Amendment No. 1 to Form 8-K, filed November 6, 2009
Form 10-Q for the quarter ended September 30, 2009, filed November 11, 2009
Written Response dated October 29, 2009, file No. 000-18217

Dear Mr. Owings:

This letter is in response to the letter (the “Comment Letter”) dated December 3, 2009 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the Transcend Services, Inc. (“Transcend” or the “Company”) filings referenced above. We have set forth below in bold text the comments contained in the Comment Letter followed by our responses.

In connection with responding to these comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings, including all information required under the Securities Act of 1933 and all information investors require for an informed decision;

•	Staff comments, changes to disclosure in response to staff comments and/or declaration of effectiveness does not foreclose the Commission from taking any action with respect to the filing; and
•

The Company may not assert staff comments or declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 1 to Registration Statement on Form S-3

Exhibits

1.	We note your response to prior comment three in our letter dated October 16, 1009. We continue to believe your disclaimer contains inappropriate limitations in your reference to the sole benefit of the parties, as well as your reference to different standards of materiality. Please revise.

Response. We removed the disclaimer in an amendment to the Form S-3 filed on December 3, 2009.

Exhibit 5.2

2.	We note your response to prior comment four in our letter dated October 16, 2009. Each of your opinions, however, state “We undertake no obligation to advise you of any changes in applicable law or any other matters that may come to our attention after the date hereof.” Please be advised that in order for you to become effective, it will be necessary for counsel to file opinions dated as of the effective date. Alternatively, counsel could remove the limitations from the opinions.

Response. Our counsel removed the limitations in an amendment to the Form S-3 filed on December 3, 2009.

Form 10-Q For the Fiscal Quarter Ended September 30, 2009

Notes to Consolidated Financial Statements, page 7

Note 3, Acquisitions, page 9

3.	We note your disclosure that the difference between the actual and estimated working capital adjustment with respect to the acquisition of MDSI will be recognized in current operations. Please tell us whether the adjustment will relate to working capital that existed at the acquisition date and/or to working capital related to future events or conditions. Also tell us why the difference should be recognized in current operations rather than as an adjustment to consideration transferred. Please cite the authoritative GAAP literature that supports your proposed accounting treatment.

Response. Adjustments to working capital often relate to additional information about facts and circumstances that existed at the acquisition date that the acquirer obtains after that date. In this particular case, however, the language in the purchase agreement calls for an adjustment based on the degree to which the working capital as of the acquisition date is sufficient to fund operations in the month following the acquisition. Since the adjustment is based on events after the acquisition, we concluded that the difference between the estimated and actual amount should be recognized in current operations.

The following is an excerpt from Topic 805 – Business Combinations:

35-1 Some changes in the fair value of contingent consideration that the acquirer recognizes after the acquisition date may be the result of additional information about facts and circumstances that existed at the acquisition date that the acquirer obtained after that date. Such changes are measurement period adjustments in accordance with paragraphs 805-10-25-13 through 25-18 and Section 805-10-30. However, changes resulting from events after the acquisition date, such as meeting an earnings target, reaching a specified share price, or reaching a milestone on a research and development project, are not measurement period adjustments. The acquirer shall account for changes in the fair value of contingent consideration that are not measurement period adjustments as follows: a. [N/A]. b. Contingent consideration classified as an asset or a liability shall be remeasured to fair value at each reporting date until the contingency is resolved. The changes in fair value shall be recognized in earnings unless the arrangement is a hedging instrument for which Topic 815 requires the changes to be initially recognized in other comprehensive income.

Note 9. Stock-Based Compensation, page 15

4.	It appears that you determined the estimated fair value of restricted stock awards using an option pricing model. Please tell us why your valuation methodology complies with GAAP, citing relevant literature. Refer to FASB ASC 718-10-30-17, 718-10-55-71 and 718-10-55-72.

Since the exercise price is zero for the restricted stock and the vesting criteria do not impact the valuation in the model, the option pricing model resulted in a valuation equal to the market price on the date of grant. The model produces a result that is in accord with FASB ASC 718-10-30-17, which states that “A nonvested equity share or nonvested equity share unit awarded to an employee shall be measured at its fair value as if it were vested and issued on the grant date.”

The awards contain time-based vesting criteria only (not market-based or performance-based vesting), therefore the requisite service period was determined to be equal to the vesting period and it was not necessary to calculate a derived service period in accordance with FASB ASC 718-10-55-71 or 718-10-55-72.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Estimates which are Material to Registrant, page 17

5.	We note that goodwill represents a significant percentage of consolidated assets. As such, we believe you should provide information for investors to assess the probability of future impairment charges in future filings. For example, you should disclose the reporting unit level at which you test goodwill for impairment and your basis for that determination. You should also disclose whether any of your reporting units is at risk of failing step one of the impairment test or that the fair value of each of your reporting units is substantially in excess of carrying value and are not at risk of failing step one. For each reporting unit that is at risk of failing step one, you should disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

•	the amount of goodwill allocated to the reporting unit;

•	a description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and,

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 34-48060, available at http://www.sec.gov.

Response. In our future filings, we will expand our disclosure regarding the probability of future impairment charges. As discussed under Critical Accounting Estimates which are Material to Registrant in our Form 10-Q for the quarter ended September 30, 2009, the Company operates in one reporting unit – medical transcription services. This reporting unit was not at risk of failing step one as of September 30, 2009 or subsequent to that date. Fair value is substantially in excess of carrying value.

Form 8-K Filed July 29, 2009

6.	We reviewed your response to comment six in our letter dated October 6, 2009 and the proposed revision to your disclosure regarding the use of EBITDA in future press releases furnished on Form 8-K. We do not believe your proposed statement that “EBITDA, which is earnings before interest, taxes, depreciation and amortization, is a non-GAAP measure of financial performance which management believes is useful to investors because it is a widely used comparative benchmark” complies with the disclosure requirements in Item 10(e)(1)(i)(C) of Regulation S-K. In future filings, please thoroughly discuss why you believe EBITDA provides useful information to investors. In addition, since EBITDA is presented as a performance measure, consider the disclosures in Question 8, as discussed in Question 15, in our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our web site at http://sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Refer to the instructions to Item 2.02 of form 8-K and Item 10(e)(1)(i) of Regulation S-K.

If we discuss EBITDA in future press releases, we will expand our disclosure to ensure compliance with Item 10(e)(1)(i) of Regulation S-K and will consider the disclosures discussed in your frequently asked questions.

Amendment No. 1 to Form 8-K Filed November 6, 2009

Exhibit 99.4

7.	Please provide a pro forma balance sheet as of June 30, 2009 or tell us why a pro forma balance sheet as of June 30, 2009 is not required. Refer to Rule 11-02(C)(1) of Regulation S-X.

Response. On or about December 4, 2009, we intend to file an amendment to our Form 8-K filed September 3, 2009 (as subsequently amended on November 6 and December 3, 2009) to include the June 30, 2009 pro forma balance sheet.

We would very much appreciate hearing from you regarding the status of our confidential treatment request relating to Exhibit 10.1 to the Form 8-K we filed on September 17, 2009, and to our response dated October 29, 2009 to your comment letter dated October 6, 2009.

Please provide our counsel, John F. Sandy Smith, with a copy of any future correspondence. He can be reached by telephone at (404) 962-7574. His facsimile number is (404) 879-2974.

Please do not hesitate to contact the undersigned at (678) 808-0614 or lance.cornell@trcr.com with any questions or comments.

Very truly yours,

/s/ Lance Cornell
Lance Cornell Chief Financial Officer